Ms. Christina DiAngelo-Fettig

Senior Staff Accountant

U.S. Security and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Re:  Tanaka Funds Inc.

File Nos. 333-47207 and 811-08683

Dear Ms. DiAngelo-Fettig:

Following up your review, please find management’s responses.

Form N-CSR disclosure items for the November 30, 2015 annual report:

Comment:  Item 4(c) needs to state the nature of the tax fees.

Response:  The tax fees were for the preparation of the fund’s tax return.  They will be disclosed going forward.

Comment:  Item 4(e) states to disclose the percentage of services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2‐01 of Regulation S‐X.

Response:  This should have showed 0% since all fees were pre-approved.  This will be corrected going forward showing 0% for services that were pre-approved by the audit committee.

Form 40-17g filed on 3/11/2015:

Comment:  In future filings, include a statement for which premiums have been paid, in accordance with Rule 17g-1.g.1(i)(c).  Section (c) requires a statement as to the period for which premiums have been paid.  Also, the resolutions approving the fidelity bond should be more complete; as the resolutions for the bond filed on 3/11/2015 states the amount was for $250,000, when the bond was for $300,000.

Response:  The resolutions filed on 3/1/2015 had a typo, and should have stated the proper amount of $300,000.  Also, the filing should have stated the premiums have already been paid.  The 40-17g filed on 3/9/2016 was in accordance with the above comments, and will be done going forward.

Prospectus Filing:

Comment:  Footnote 1 to the fee table should state any exempted expenses under the fee waiver, as well as address if the adviser is able to recoup any previously waived expenses.  The detail should also be provided in the annual report’s notes.

Response:  This will be included in the next prospectus filing, as well as the annual report.

We acknowledge the following:

1)

 the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2)

 staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3)

 the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me.

Sincerely,

/s/ Graham Tanaka

#